As filed with the Securities and Exchange Commission on November 18, 2005


                          Registration No. 333-125396


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------



                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM S-2



                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           I.C. Isaacs & Company, Inc.
      (Exact name of Registrant as Specified in Its Governing Instruments)


                Delaware                                         52-1377061
    (State or other jurisdiction of                             (IRS employer
     incorporation or organization)                          identification no.)

 3840 Bank Street, Baltimore, Maryland                           21224-2522
(Address of principal executive office)                          (Zip code)

       Registrant's telephone number, including area code: (410) 342-8200

                              Mr. Eugene Wielepski
               Vice President-Finance and Chief Financial Officer
                           I.C. Isaacs & Company, Inc.
                                3840 Bank Street
                         Baltimore, Maryland 21224-2522
                                 (410) 342-8200
 (Name, Address, Including Zip Code and Telephone Number, Including Area Code,
                               of Agent for Service)

                                    Copy to:

                             Steven D. Dreyer, Esq.
                                 Arent Fox PLLC
                                  1675 Broadway
                            New York, New York 10019
                                 (212) 484-3917

Approximate date of commencement of proposed sale to the public: From time to time as described in the Prospectus after the effective date of this Registration Statement.

                              --------------------

If any of the securities being registered on this Form to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. |X|


If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a) of this Form, check the following box: |_|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE


------------------------- ---------------------- ----------------------- ---------------------- ----------------------
 Title of Each Class of       Amount to be          Proposed Maximum       Proposed Maximum           Amount of
    Securities to be           Registered          offering Price per     Aggregate Offering      Registration Fee
       Registered                                      Share (1)                 Price
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Common Stock, $.0001         500,000 (2) (3)             $6.02                $3,010,000             $354.28 (4)
par value
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c), (h)(1) and (h)(3), based on the average of the high and low prices for our Common Stock as reported on the National Association of Securities Dealers Inc.'s OTC Bulletin Board on May 27, 2005.

(2) Consists of shares of common stock issuable upon exercise of outstanding warrants to purchase the registrant's common stock as described in the Prospectus.

(3) The number of shares issuable upon exercise of the warrants is subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar events as specified in the terms of the warrants. Therefore, pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers such number of additional securities to be offered or issued in connection with exercise of the warrants to prevent dilution resulting from stock splits, stock dividends or similar events.


(4) Previously paid.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                              --------------------

                           I.C. ISAACS & COMPANY, INC.

                         500,000 shares of common stock


      The selling stockholder listed on page 12 may dispose of the following shares of our common stock under this prospectus, for its own account: up to 500,000 shares of our common stock which we will issue upon exercise of certain common stock purchase warrants held by the selling stockholder.

      The selling stockholder may sell the shares of common stock described in this prospectus in public or private transactions, on or off the OTC Bulletin Board, at prevailing market prices, or at privately negotiated prices. The selling stockholder may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder. We will not receive any proceeds from the sale of any of the shares of common stock by the selling stockholder. For more information on how the shares may be distributed, see "Selling Stockholder" and "Plan of Distribution" on page 12.


      The 500,000 shares of common stock not previously registered for resale which are covered by this prospectus represent approximately 4.1% of our total outstanding equity securities (assuming exercise of the warrants held by the selling stockholder). Registering such a large percentage of our total outstanding securities may have an adverse effect on the market price for our common stock.


      As of November 17, 2005, the total number of shares of common stock that are issued and outstanding and reserved for issuance under all of our plans and commitments, was approximately 14,284,657 shares.

      Our common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol ISAC.OB. The last sale price of our common stock, as reported on the OTC Bulletin Board on November 17, 2005, was $4.10 per share.

      This prospectus is accompanied by a copy of our annual report on Form 10-K for the year ended December 31, 2004, as amended, and our quarterly report on Form 10-Q for the quarter ended September 30, 2005.


INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 6 IN DETERMINING WHETHER TO PURCHASE THE COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this Prospectus is November  , 2005.

                                Table of Contents
                                                                            Page
                                                                            ----

Summary..................................................................     2
Forward Looking Statements...............................................     5
Risk Factors.............................................................     6
Use of Proceeds..........................................................    11
Selling Stockholder......................................................    12
Plan of Distribution.....................................................    12
SEC's Position on Indemnification for Securities Act Liabilities.........    14
Description of Capital Stock.............................................    15
Legal Matters............................................................    18
Experts..................................................................    19
Where You Can Find More Information......................................    19
Incorporation of Documents by Reference..................................    19

                              --------------------

      Throughout this prospectus, the "Company," "we," "us," and "our," and other possessive and other derivations thereof, refer to I.C. Isaacs & Company, Inc. and its consolidated subsidiaries, unless the context otherwise requires. "I. C. Isaacs" and "I.G. Design" are trademarks of the Company. All other trademarks or service marks, including "Girbaud" and "Marithe and Francois Girbaud," appearing in this prospectus are the property of their respective owners and are not our property.

      The various companies that hold and license the Girbaud trademarks, and that engage in the design and licensing of Girbaud branded apparel, as well as the affiliates and associates of those companies, are hereinafter collectively referred to as "Girbaud."

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission ("SEC"). We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. Please read this entire prospectus and any amendments or supplements carefully before making your investment decision to purchase shares in this offering. You should rely only on the information provided in, and incorporated by reference into, this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document. We have authorized no one to provide you with different information.

      No person has been authorized to give any information or to make any representation, other than those in this prospectus, in connection with the offer contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities offered hereby in any state to or from any person to whom it is unlawful to make or solicit such an offer in such state.

                                     SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and it may not contain all of the information that you should consider before investing in the securities offered by this prospectus. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and the information incorporated by reference into to this prospectus (see the section entitled "Incorporation of Documents by Reference") before making an investment decision.

The Company

      We design and market branded jeanswear and sportswear. We offer collections of men's and women's jeanswear and sportswear under the Marithe and Francois Girbaud designer brand ("Girbaud brand" or "Girbaud branded") in the United States and Puerto Rico. The Girbaud brand is an internationally recognized designer label with a distinct European influence. We have positioned our Girbaud branded line with a broad assortment of products, styles and fabrications reflecting a contemporary European look. Our Girbaud collections include full lines of bottoms consisting of jeans and casual pants in a variety of fabrications, including denim, stretch denim, cotton twill and nylon, cotton t-shirts, polo shirts, knit and woven tops, sweaters, outerwear and leather sportswear. Reflecting contemporary European design, each of these collections is characterized by innovative styling and fabrication and is targeted to consumers ages 16 to 50. Estimated retail prices range from $24 to $38 for t-shirts, $49 to $138 for tops and bottoms, $60 to $128 for sweaters and $80 to $300 for outerwear. Sales of Girbaud branded products accounted for all of the Company's net sales in 2004 and 2003 and during the nine months ended September 30, 2005.

      Our products are sold in over 2,100 specialty stores, specialty store chains and department stores. We use both sales representatives and distributors for the sale of our products. Sales representatives include employees of the Company as well as independent contractors. Each of our non-employee sales representatives has an agreement with us pursuant to which the sales representative serves as the sales representative of specified products within a specified territory. We do not have long-term contracts with any of our customers. Instead, our customers purchase our products pursuant to purchase orders and are under no obligation to continue to purchase them.


      We began marketing men's sportswear under the Girbaud brand in February 1998 and introduced a women's sportswear collection under the Girbaud brand in the second quarter of 1998. Our Girbaud men's products are sold to approximately 1,600 stores in the United States and Puerto Rico, including major department stores such as Macy's East, Macy's West, Dillard's, Burdines, Dayton Hudson, Saks, Inc, and Carson Pirie Scott, and many prominent specialty stores such as The Lark. Our Girbaud women's line is sold to more than 800 stores. None of our customers accounted for 10% or more of sales in 2004 or 2003 or during the nine months ended September 30, 2005. Our Girbaud brand products are sold and marketed domestically under the direction of a 12 person sales force headquartered in New York.

      We are a Delaware corporation with our principal executive offices located at 3840 Bank Street, Baltimore, Maryland 21224. Our telephone number at those offices is (410) 342-8200. Our website address is www.icisaacs.com

The Warrants Underlying the Offering

      In September 2002, we issued to Textile Investment International S.A. ("Textile"), an affiliate of Latitude Licensing Corp. ("Latitude"), warrants to purchase an aggregate of 500,000 shares of common stock exercisable at $0.75 per share. The warrants expire in December 2011. Please see the Section "Risk Factors" beginning on page 6 for a discussion of our relationship with Textile and Latitude.


      In April 2005, Textile assigned its interests in the warrants to Rockbrook Investments SA ("Rockbrook"). Rockbrook is controlled by the Estate of Mr. Roland Loubet, a former director of the Company, and by Mr. Staffan Ahrenberg, a former director of the Company. This prospectus covers the disposition by Rockbrook of up to 500,000 shares of our common stock that it may acquire upon exercise of those warrants.


The Offering

Shares offered by the selling       500,000 shares issuable upon exercise of
stockholder                         outstanding warrants


Plan of distribution                The selling stockholder is offering these
                                    shares of common stock. The selling
                                    stockholder may sell all or any portion of the shares from time to time in market transactions through any market on which our common shares are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The timing and amount of any sale are within the sole discretion of the selling stockholder. See the sections entitled "Selling Stockholder" and "Plan of Distribution" on page 12.


Use of proceeds                     The selling stockholder will receive all
                                    proceeds from the sale of the common stock.
                                    We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholder. We may receive proceeds from the exercise of warrants held by the selling stockholder if it pays the exercise price in cash rather than by electing a "net issuance," that is, by surrendering its rights to purchase some of the shares issuable under the warrants in lieu of paying the cash exercise price. Any net proceeds that we receive from the exercise of warrants will be used for general corporate purposes, including working capital for our business.

Risk factors                        The purchase of our common stock involves a
                                    high degree of risk, including the risk that the Company may not be able to continue as a going concern. You should carefully review and consider "Risk Factors" beginning on page 6.

OTC Bulletin Board trading symbol   ISAC.OB

Selected Financial Data


      We derived the following selected consolidated financial data as of and for each of the five years in the period ended December 31, 2004 from our audited consolidated financial statements. We derived the selected consolidated financial data as of and for the nine months ended September 30, 2004 and 2005 from our unaudited consolidated financial statements. You should read this data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2004, as amended, and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. In the section of this prospectus entitled "Incorporation of Documents by Reference," those documents have been incorporated by reference into this prospectus. Results of operations for the three month periods are not necessarily indicative of results of operations that may be expected for the full year.

                                           As of December 31,                         As of September 30,
                       ------------------------------------------------------------------------------------
Balance Sheet Data:       2004         2003         2002       2001        2000       2005         2004
                       -----------  ------------  ---------  ---------   ---------  ---------   -----------
                                                          (Unaudited)
                                                         (in thousands)
Working capital            $8,595        $4,578     $6,154    $11,154     $16,777    $13,730        $8,215
Total assets               27,833        20,090     22,448     22,333      36,430     31,444        26,929
Total liabilities          15,679        14,543     15,206     10,217      19,627     12,301        16,668
Redeemable preferred
stock                         --             --         --      3,300       3,300         --            --
Stockholders' equity       12,154         5,547      7,242      8,816      13,503     19,143        10,261




                                                                                      Nine Months Ended
                                         Years Ended December 31,                       September 30,
                        -----------------------------------------------------------------------------------
Statement of
Operations Data:           2004          2003        2002        2001       2000        2005       2004
                        -----------   -----------  ----------  ---------  ---------   ---------  ----------
                                                          (Unaudited)
                                               (in thousands except per share data)
Net sales                  $80,649       $64,305     $63,521    $81,189    $95,496     $65,747     $62,230
Cost of sales               49,583        43,706      41,776     55,108     67,031      38,157      37,987
                        -----------   -----------  ----------  ---------  ---------  ----------  -----------
           Gross profit     31,066        20,599      21,745     26,081     28,465      27,590      24,333
Selling expenses            10,413         9,525      11,486     11,246     14,099       8,454       7,829
License fees                 5,330         4,163       5,018      5,211      8,343       3,976       4,008
Distribution and
shipping expenses            1,968         2,062       2,393      2,976      3,192       1,662       1,480
General and
administrative expenses      7,532         5,244       7,115      7,374      7,614       6,218       5,697
Loss on disposal
of property                     --           415          --         --         --          --          --
Termination of license
agreement                       --            --          --         --      8,068          --          --
Impairment of
intangibles                     --            --          --         --        743          --          --
                        -----------   -----------  ----------  ---------  ---------  ----------  -----------

Operating income (loss)      5,823       (810)    (4,267)      (726)  (13,594)   7,280     5,319
Interest, net                 (729)    (1,009)      (657)    (1,307)   (1,337)    (344)     (583)
Other income (expense)          26        124        (39)      (149)      139       --        25
                           --------  ---------  ---------  ---------  -------- --------  --------
      Net income (loss)      6,165     (1,695)    (4,963)    (4,674)  (15,247)   6,795     4,667
                           --------  ---------  ---------  ---------  -------- --------  --------
Basic income (loss)          $0.55   $( 0.15)   $( 0.68)   $( 0.60)   $(2.00)    $0.58     $0.42
per share
                           ========  =========  =========  =========  ========  =======  ========
Basic weighted average      11,264     11,135      8,160      7,854     7,639   11,706    11,143
common shares
outstanding
Diluted income (loss)
per share                    $0.46    $( 0.15)   $( 0.68)   $( 0.60)   $(2.00)   $0.50     $0.36
                           ========  =========  =========  =========  ========  =======  ========
Diluted weighted            13,355     11,135      8,160      7,854     7,639   13,464    13,117
average common shares
outstanding

      Basic and diluted loss per share are the same for the years 2000 through 2003 because dilutive securities were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive.


                           FORWARD-LOOKING STATEMENTS

      This prospectus, and the various documents incorporated by reference into this prospectus, contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent, belief or current expectations of the Company and its management, including the Company's belief regarding the prominence of branded, licensed apparel, in general, and the Girbaud brand, in particular, in the Company's future, its expectations regarding the renewal of its licenses for men's and women's sportswear and jeanswear by Girbaud, and its expectations that substantially all of its net sales will come from sales of Girbaud apparel, the Company's beliefs regarding the relationship with its employees, the conditions of its facilities, number of manufacturers capable of supplying the Company with products that meet the Company's quality standards, the Company's beliefs regarding its ordering flexibility as a result of transferring production to Asia, and the basis on which it competes for business, the Company's environmental obligations and its expectations regarding the Company's product offerings. Words such as "believes," "anticipates," "expects," "intends," "plans," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Such statements are forward-looking statements which are subject to a variety of risks and uncertainties, many of which are beyond the Company's control, which could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the following risks and uncertainties (i) changes in the marketplace for the Company's products, including customer tastes, (ii) the introduction of new products or pricing changes by the Company's competitors, (iii) changes in the economy, and (iv) termination of one or more of its agreements for use of the Girbaud brand name and images in the manufacture and sale of the Company's products. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

                                  RISK FACTORS

      An investment in our common stock involves risks. You should read and carefully consider the following risk factors in addition to all other information in this prospectus before making an investment in our common stock.

      Because we have a history of losses and fluctuating operating results, we can not assure you that we will operate profitably or will generate positive cash flow in the future.


      Although we have operated profitably since the end of 2003, that has not always been the case. During the five year period ended December 31, 2003, we incurred aggregate losses of approximately $37,000,000. Our loss from operations for the year ended December 31, 2003 was $1,695,000. In 2004, we generated a $6,165,000 operating profit. Our operating results in the future may be subject to significant fluctuations due to many factors not within our control, such as demand for our products, and the level of competition and general economic conditions.


      If we fail to identify and respond appropriately to changing consumer demands and fashion trends, consumer acceptance of our products could be adversely affected and that could have a material adverse effect on our financial condition and results of operations.

      The apparel industry is highly competitive, fragmented and subject to rapidly changing consumer demands and preferences. We believe that our success depends in large part upon our ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner and upon the continued appeal to consumers of the Girbaud brand name. We compete with numerous apparel manufacturers and distributors, many of which have greater financial resources than we possess. Our products also compete with a substantial number of designer and non-designer lines. Although the level and nature of competition differ among our product categories, we believe that we compete primarily on the basis of brand image, quality of design and value pricing. Increased competition by existing and future competitors could result in reductions in sales or prices of our products, which could have a material adverse effect on our financial condition and results of operations. In addition, there is no assurance that we will be able to introduce competitive lines of Girbaud products or that such products will achieve market acceptance. The apparel industry historically has been subject to substantial cyclical variations, and a recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on our financial condition or results of operations.

We are completely dependent upon licenses granted to us by an affiliate of our controlling stockholders for all of the revenues that we generate. Our inability to renew those licenses upon terms that we would consider to be commercially reasonable could place us in a materially adverse position financially and operationally.

      Our business is completely dependent upon our use of the Girbaud brand names and images, which are in turn dependent upon the existence and continuation of two license agreements granted to us by Latitude. Latitude is an affiliate of Wurzburg Holding S.A. ("Wurzburg") and Textile. Those two companies, which are wholly owned by Francois Girbaud and Marithe Bachellerie, collectively own approximately 38.6% of our common stock. Our licenses for use of the Girbaud brand names and images is limited to certain specified products in the United States, Puerto Rico and the U.S. Virgin Islands extend through December 31, 2007, and may be renewed through December 31, 2011. There can be no assurance that we will be able to retain our right to use the Girbaud brand names and images or enter into comparable arrangements upon the expiration of the current agreements. In addition, each of our Girbaud license agreements contains provisions that, under certain circumstances (not all of which are under our control), could permit Latitude to terminate the agreements. Such provisions include, among other things (i) a default in the payment of certain amounts payable under the applicable agreement that continues beyond the specified grace period and (ii) the failure to comply with the covenants contained in the applicable agreement. Any termination of these agreements would result in loss of our rights to use the Girbaud brand names and images and would have a material adverse effect on our financial condition and results of operations.


Because we extend credit to our customers, we are subject to the risks inherent in ordering and paying for goods before we receive any payment for them.


      We extend credit to our customers based on an evaluation of each customer's financial condition and credit history and, due to growth, continues to experience increases in the amount of our outstanding accounts receivable. In 2004 and 2003, the Company's credit losses were $0.2 million and $0.3 million, respectively, and as a percentage of net sales were 0.3% and 0.5%, respectively. The Company's credit losses were $0.4 million for the first nine months of each of 2005 and 2004, and its actual credit losses as a percentage of net sales during each of those periods was 0.6%. In each of those periods, our credit losses as a percentage of net sales has been less than three quarters of one percent. There can be no assurance that our credit losses will continue to be immaterial. The failure to accurately assess the credit risk from our customers, changes in overall economic conditions and other factors could cause our credit losses to increase, which could have a material adverse effect on our financial condition or results of operations.


Our dependence on unaffiliated manufacturers for the production of all of the products that we sell makes us susceptible to financial and customer-related problems that could arise from shipment delays and product quality issues.

      All of our manufacturing and sourcing needs are currently met through domestic and foreign independent contractors. We currently contract with approximately 16 manufacturers in nine countries. We do not have long-term contracts with any manufacturers and most of those manufacturers supply us on a non-exclusive basis pursuant to purchase orders. During 2004, approximately 81% of our total unit production came from Asia, and approximately 19% of our total unit production came from the US and Mexico. The inability of a manufacturer to ship our products in a timely manner or to meet our quality standards could adversely affect our ability to deliver products to our customers in a timely manner. Delays in delivery caused by manufacturing delays, disruption in services of delivery carriers or other factors could result in cancellations of orders, refusals to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our financial condition or results of operations.

Our complete reliance on foreign sourcing of our goods also subjects us to financial and customer-related problems that could arise from trade disputes and disruptions in the countries in which our contractors are located.

      Our operations may be affected adversely by political instability resulting in the disruption of trade with the countries in which our contractors are located, the imposition of additional regulations relating to imports, the imposition of additional duties, tariff and other charges on imports, significant fluctuations in the value of the dollar against foreign currencies or restrictions on the transfer of funds. Such factors have not previously had a material adverse effect on our financial condition or results of operations but there can be no assurance of such in the future. All of our products manufactured abroad are paid for in United States dollars. Accordingly, we do not engage in any currency hedging transactions.

      Our imported products are subject to United States customs duties, which comprise a material portion of the cost of the merchandise. A substantial increase in customs duties could have a material adverse effect on our financial condition or results of operations. The United States or the countries in which our products are produced or sold may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on our financial condition or results of operations.

      Our policy is to notify our independent manufacturers through our agents of the expectation that such manufacturers operate in compliance with applicable laws and regulations. While our policies promote ethical business practices and our staff periodically visits and monitors the operations of our independent manufacturers, we do not control such manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer of we or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States could have a material adverse effect on our financial condition or results of operations.

The seasonality of our business, periodic changes in customer tastes and quarterly fluctuations in our sales require us to make predictions about consumer demands for our products that can turn out to be wrong. Our financial condition can be materially adversely affected when that occurs.

      Our business is subject to significant seasonal and quarterly fluctuations that are characteristic of the apparel and retail industries. Our backlog of orders and overall results of operations may fluctuate from quarter to quarter as a result of, among other things, variations in the timing of product orders by customers, weather conditions that may affect purchases at the wholesale and retail levels, the amount and timing of shipments, advertising and marketing expenditures and increases in the number of employees and overhead to support growth. In our segment of the apparel industry, sales are generally higher in the first and third quarters. Historically, we have taken greater markdowns in the second and fourth quarters.

Because we are effectively controlled by two stockholders affiliated with our licensor, it may be difficult for our other investors to influence or implement changes in governance and control of the company.

      Wurzburg and Textile, both of whom are affiliated with Latitude, the company that has licensed our use of the Girbaud trademarks, brand names and images, beneficially own an aggregate of approximately 38.6% of our outstanding common stock. Such concentration of ownership, together with the anti-takeover effects of certain provisions of our Amended and Restated Certificate of Incorporation (the "Restated Certificate") and Amended and Restated By-laws (the "Restated By-laws"), may have the effect of delaying or preventing a change in control of the company.


Various anti-takeover provisions of our Restated Certificate and Restated By-laws may impact upon an investor's ability to maximize his investment in our common stock.

      Our Restated Certificate and Restated By-laws include provisions that may have the effect of discouraging a non-negotiated takeover of the company and preventing certain changes of control. These provisions, among other things (i) permit our Board of Directors, without further stockholder approval, to issue up to 5.0 million shares of preferred stock with rights and preferences determined by the Board of Directors at the time of issuance, (ii) require a 66.7% vote of our stockholders to approve any amendment, addition or termination of the Restated By-laws and (iii) restrict the ability of stockholders to call special meetings of the stockholders, nominate individuals for election to the Board of Directors or submit stockholder proposals. The provisions of the Restated Certificate and the Restated By-laws might, therefore, have the effect of inhibiting stockholders' ability to realize the maximum value for their shares of common stock that might otherwise be realized because of a merger or other event affecting the control of the company.


We may not receive any proceeds from the exercise of the warrants and we will not receive any proceeds from the sale of our common stock by the selling stockholder.

      If and when the warrants are exercised by the selling stockholder, we may receive up to $375,000 in payment of the aggregate exercise price due under those warrants. If the selling stockholder elects to "pay" the exercise price by surrendering its rights to purchase some of the shares issuable under the warrants, we will not receive anything in connection with the exercise of the warrants. In any case, we will not receive any proceeds from the sale by the selling stockholder of the common stock to be issued upon exercise of the warrants.


Our stock may be a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations which may limit a stockholder's ability to buy and sell our stock.


      Although the price of our stock has recently traded above $5.00 per share, during most of the past several years, and as of the date of this prospectus, our stock has fallen within the SEC's definition of a penny stock. The SEC has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As of the date of this prospectus, our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that, in the past, the penny stock rules discouraged investor interest in and limit the marketability of our common stock.


NASD sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

      In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Trading on the OTC Bulletin Board may be sporadic because it is not a stock exchange, and stockholders may have difficulty reselling their shares.

      Our common stock is quoted on the OTC Bulletin Board. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with the company's operations or business prospects. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like Nasdaq or a stock exchange like the New York Stock Exchange.


You may experience dilution of your ownership interests and our stock price may be adversely affected due to our future issuance of common or preferred stock, or securities that are convertible into, exchangeable for or exercisable for shares of common or preferred stock.

      We may in the future issue previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present stockholders and purchasers of the shares of common stock offered hereby. We are currently authorized to issue 50 million shares of common stock and 5 million shares of preferred stock with such designations, preferences and rights as may be determined by our board of directors. As of the date of this prospectus, 11,790,090 shares of common stock were outstanding. In addition, we reserved:

      o 2,200,000 shares of common stock for issuance pursuant to our Amended and Restated Omnibus Stock Plan, of which 655,433 shares have been issued and options to purchase 1,161,667 shares are outstanding, and

      o 450,000 shares of common stock for issuance pursuant to our 2005 Non-Employee Directors Stock Option Plan, none of which have been issued and options to purchase 120,000 shares are outstanding.

      The potential issuance of additional shares of our common and preferred stock, as well as securities convertible into, exchangeable for or exercisable for shares of our common or preferred stock, may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into, exchangeable for or exercisable for common or preferred stock in connection with the hiring of personnel, future acquisitions, future issuances of our securities for capital raising purposes or for other business purposes. Future sales of substantial amounts of our common or preferred stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.


Provisions in our certificate of incorporation and Delaware law may deter takeover efforts that might be beneficial to stockholder value.

         We have the authority to issue up to 5,000,000 shares of preferred stock without stockholder approval. The issuance of preferred stock by our Board of Directors could adversely affect the rights of the holders of our common stock. An issuance of preferred stock could result in a class of outstanding securities that would have preferences with respect to voting rights and dividends and in liquidation over the common stock and could, upon conversion or otherwise, have all of the rights of our common stock. Our Board of Directors' authority to issue preferred stock could discourage potential takeover attempts or could delay or prevent a change in control through merger, tender offer, proxy contest or otherwise by making these attempts more difficult or costly to achieve.

                                 USE OF PROCEEDS

      If and when the warrants are exercised by the selling stockholder for shares of our common stock, we will receive the proceeds from the exercise of those warrants, but only to the extent that the exercise price of the warrants is paid in cash. The warrants held by the selling stockholder may be exercised through a "net issuance" cashless exercise," that is, by surrendering its rights to purchase some of the shares issuable under the warrants in lieu of paying the cash exercise price. In that event, we will not receive any proceeds from the exercise. If these warrants are exercised and the exercise price is paid in cash, we will receive net proceeds of approximately $375,000, which we will use for general corporate purposes, including working capital for our business.

                               SELLING STOCKHOLDER


      This prospectus relates to shares of common stock that may be acquired by Rockbrook, the selling stockholder. Rockbrook is controlled by the Estate of Mr. Roland Loubet who, until his death in July 2005, was a non-executive director of the Company, and by Mr. Staffan Ahrenberg, a former director of the Company. Notwithstanding the fact that Mr. Loubet was one of our nine directors, we did not consider him to be our affiliate, as that term is defined under the Securities Act of 1933 and applicable SEC regulations, and we do not consider his Estate to be an affiliate. Accordingly, we also do not consider Rockbrook to be one of our affiliates. The following table sets forth, as of the date of this prospectus, the number of shares of common stock owned by the selling stockholder prior to the offering, the number of those shares being offered for the selling stockholder's account, the number of shares and the percentage of our common stock to be owned by the selling stockholder after completion of the offering. The following table assumes that the selling stockholder will sell all of the shares of common stock being offered by this prospectus for its account. However, we are unable to determine the exact number of shares that will actually be sold. The shares of common stock offered by this prospectus may be offered from time to time by the selling stockholder.

                                             Number of
                                               Shares                                                 Percentage of
                         Number of Shares     Issuable         Number of        Number of Shares      Common Stock
                           Beneficially         upon        Shares Offered        Beneficially        Beneficially
   Name of Selling         Owned Before     Exercise of    Pursuant to this           Owned            Owned After
   Security Holder           Offering         Warrants        Prospectus          After Offering        Offering (1)
---------------------   ------------------  ----------    ------------------   -------------------  ----------------
Rockbrook
Investments SA                  0 (2)         500,000           500,000                 0  (3)             --


(1) Based upon 12,290,090 shares assumed to be issued and outstanding which includes 11,790,090 shares actually issued and outstanding on the date of this prospectus plus an aggregate of 500,000 shares that the person listed in the table may acquire pursuant warrants.



(2) Does not include 100,000 shares that are directly owned by Mr. Loubet's Estate or 30,000 shares that Mr. Loubet's Estate may acquire pursuant to an option exercisable by it within 60 days of the date of this prospectus.


(3) Assumes that all shares being offered by the selling stockholder under this prospectus are sold and that the selling stockholder acquires no additional shares of common stock before the completion of this offering.

                              PLAN OF DISTRIBUTION

      The selling stockholder:

      o may sell shares of common stock offered hereby by delivery of this prospectus from time to time in one or more transactions (which may involve block transactions) on the OTC Bulletin Board service or on such other market on which the common stock may from time to time be trading;

      o may sell the shares offered hereby in privately negotiated transactions, may sell shares of common stock short and (if such short sales were effected pursuant hereto and a copy of this prospectus delivered therewith) deliver the shares offered hereby to close out such transactions;

      o may engage in the sale of such shares through equity-swaps or the purchase or sale of options; and/or

      o may pledge the shares offered hereby to a broker or dealer or other financial institution, and upon default, the broker or dealer may effect sales of the pledged shares by delivery of this prospectus or as otherwise described herein or any combination thereof.

      The sale price to the public may be the market price for common stock prevailing at the time of sale, a price related to such prevailing market price, at negotiated prices or such other price as the selling stockholder determine from time to time. The shares offered hereby may also be sold pursuant to Rule 144 under the Securities Act without delivery of this prospectus. The selling stockholder will have the sole discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time. There can be no assurance that all or any part of the shares offered hereby will be sold by the selling stockholder.

      The selling stockholder may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price.

      The selling stockholder, alternatively, may sell all or any part of the shares offered hereby through an underwriter. The selling stockholder has not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If the selling stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus. To the extent required, we will amend or supplement this prospectus to disclose material arrangements regarding the plan of distribution.

      The selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. If so, the selling stockholder will be subject to prospectus delivery requirements under the Securities Act. Any broker-dealers who act in connection with the sale of the shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

      To comply with the securities laws of certain jurisdictions, the shares offered by this prospectus may need to be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. Under applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, any person engaged in a distribution of the shares of common stock covered by this prospectus may be limited in its ability to engage in market activities with respect to such shares. The selling stockholder, for example, will be subject to the applicable provisions of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, including, without limitation, Regulation M, which provisions may restrict certain activities of the selling stockholder and limit the timing of purchases and sales of any shares of common stock by the selling stockholder. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. The foregoing may affect the marketability of the shares offered by this prospectus.

      The selling stockholder has agreed to reimburse us with respect to all the expenses that we have incurred in connection with the registration of the shares of common stock covered by this prospectus, including all printing, legal and accounting expenses, and all registration and filing fees imposed by the SEC and the blue sky authorities of any state in which any of the shares are registered or qualified for issuance. The selling stockholder will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We will be indemnified by the selling stockholder against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith

      Upon a sale of common stock pursuant to this registration statement of which this prospectus forms a part, the common stock will be freely tradable in the hands of persons other than our affiliates. We will not pay brokerage commissions or taxes associated with sales by the selling stockholder.

      This offering will terminate on the earlier of (a) the date on which the shares are eligible for resale without restrictions in accordance with Rule 144(k) under the Securities Act or (b) the date on which all shares offered by this prospectus have been sold by the selling stockholder.

                        SEC'S POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

      Our Certificate of Incorporation, as amended, provides that none of our directors will be personally liable to us or our stockholders for monetary damages for any breach of his fiduciary duty as a director. However, that provision does not apply to any liability of a director

      o     for any breach of his loyalty to us or our stockholders,

      o for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law,

      o under Section 174 of the Delaware Corporation Law (which covers unlawful payments of dividends and unlawful stock purchases or redemptions), or

      o for any transaction from which the director shall derive an improper personal benefit.

      Our Restated Bylaws provide that we will indemnify any person in connection with any threatened, pending or completed legal proceeding (other than a legal proceeding maintained by or in the right of the Company) by reason of the fact that he is or was our director, officer, employee or agent of the Registrant or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such legal proceeding if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, if he has no reasonable cause to believe that his conduct was unlawful. If the legal proceeding is by or in the right of the Company, the director or officer may be indemnified by us against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such legal proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest and except that he may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to us unless a court determines otherwise.

      We maintain liability insurance on behalf of any person who is or was our director, officer, employee or agent and any person who serves or served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to any of our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by, such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      There is no pending litigation or proceeding involving a director or officer as to which indemnification is being sought. We are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                          DESCRIPTION OF CAPITAL STOCK

      The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation (which we may refer to as the "Restated Certificate") and the Company's By-laws (which we may refer to as the "Restated By-laws").

      The authorized capital stock of the Company consists of 50,000,000 million shares of common stock, par value $.0001 per share, and 5,000,000 million shares of preferred stock, par value $.0001 per share.

      Common Stock

      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. The Restated Certificate does not provide for cumulative voting in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities and there are no redemption provisions with respect to such shares. All of the outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company's Board of Directors may designate and that the Company may issue in the future.

      Our Restated By laws provide that, subject to any rights held by any holders of preferred stock, the number of members of the Board shall be determined from time to time exclusively by a majority of the members of the Board then in office. The Company's Board of Directors presently consists of nine members, all of whom stand for election at each annual meeting of our stockholders.

      Any action required or permitted to be taken by the Company's stockholders may be effected without a meeting, without prior notice and without a vote if a consent in writing is signed by the holders of a number of shares that would be sufficient to take such action at a meeting of the stockholders. Additionally, special meetings of the stockholders of the Company may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or the President of the Company.

      Stockholders seeking to bring business before or to nominate directors at any meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs. The Restated By-Laws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders or from making nominations for directors.

      Preferred Stock

      The Board of Directors, without further action by the stockholders, may issue shares of the preferred stock in one or more series and may fix or alter the relative, participating, optional or other rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences and conversion rights, and the description of and number of shares constituting any wholly unissued series of preferred stock. The Board of

Directors, without further stockholder approval, can issue preferred stock with voting and conversion rights, which could adversely affect the voting power of the holders of common stock. No shares of preferred stock presently are outstanding, and the Company currently has no plans to issue shares of preferred stock. The issuance of preferred stock in certain circumstances may have the effect of delaying or preventing a change of control of the Company without further action by the stockholders, may discourage bids for the Company's common stock at a premium over the market price of the common stock and may adversely affect the market price and the voting and other rights of the holders of common stock.

      Options to Purchase Common Stock


      Under our Amended and Restated Omnibus Stock Plan (the "Plan"),we may grant qualified and nonqualified stock options, stock appreciation rights, restricted stock or performance awards, payable in cash or shares of common stock, to selected employees and non-employee directors. We reserved 2,200,000 shares of common stock for issuance under the Plan. We have not made any grants of restricted stock, stock appreciation rights or performance awards under the Plan. As of September 30, 2005, there were outstanding options to purchase 1,074,167 shares of common stock under the Plan. The exercise prices of all options granted under the Plan were determined, pursuant to the Plan, by reference to the market price of our common stock on each grant date. Each exercise price was fixed at 100% of the referenced price.

      Under our 2005 Non-Employee Directors Stock Option Plan (the "Directors Plan").


      o each non-employee Director who was serving on the Board on the date of this year's annual meeting received an automatic grant of a fully vested, nonqualified ten year option to purchase 15,000 shares of common stock;

      o each person who first became a non-employee Director at this year's annual meeting received an automatic grant of a fully vested, nonqualified ten year option to purchase 15,000 shares of common stock upon his or her initial election or appointment to the Board;

      o each person who first becomes a non-employee Director at any time after this year's annual meeting will be entitled to receive a fully vested, nonqualified ten year option to purchase 15,000 shares of our common stock upon his or her initial election or appointment to the Board; and

      o immediately following each annual meeting of stockholders, commencing with the 2006 annual meeting, each non-employee Director automatically will be granted a fully vested, nonqualified ten year option to purchase an additional 15,000 shares of our common stock; provided, however, that if the person has not been serving as a Non-Employee Director for the entire period since the preceding Annual Meeting, then the number of shares subject to such Annual Grant shall be reduced pro rata for each full quarter prior to the date of grant during which he or she did not serve as a Non-Employee Director.


      The Company has reserved 450,000 shares of common stock for issuance under the Directors Plan. As of September 30, 2005, there were outstanding options to purchase 120,000 shares of common stock under the Directors Plan. Pursuant to the Directors Plan, the exercise prices of all options granted under that plan are fixed at 100% to the market price of the common stock on each grant date.



      Warrants to Purchase Common Stock

      The 500,000 shares of common stock offered by the selling stockholder in this prospectus are offered pursuant to two warrants issued by us on September 18, 2002. The warrants have a term of exercise that began on September 18, 2002 and will expire on December 31, 2011. The warrants are exercisable, in whole or in part, at any time during the exercise period by delivering the warrants together with a warrant exercise form and payment to the Company for the aggregate warrant price for that number of warrant shares then being purchased. The number of shares issuable upon exercise and the per share exercise price of the warrants is subject to adjustment in the case of any stock dividend, stock split, reorganization, reclassification, consolidation, merger, sale, transfer or other disposition of all or substantially all of the assets of the company. The warrants are initially exercisable at $0.75 per share. The selling stockholder may pay the exercise price in cash, or it may elect to make a "net issuance" cashless exercise" of the warrants by surrendering its rights to purchase some of the shares issuable under the warrants in lieu of paying the full cash exercise price. The price for which the warrants are exercisable, and the number of shares issuable upon the exercise of the warrants, is subject to adjustment if we issue shares of common stock, subdivide outstanding shares of common stock or combine outstanding shares of common stock into a smaller number of shares of common stock.

      The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, New York, New York.

                                  LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus has been passed upon for us by Arent Fox PLLC, New York, New York.

                                     EXPERTS

      The financial statements and schedules incorporated by reference in this Registration Statement, have been audited by BDO Seidman, LLP, independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION


      We will deliver a copy of our Annual Report on Form 10-K for the year ended December 31, 2004, as amended, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 without charge, to each person receiving a copy of this prospectus.

      We file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room of the SEC by mail at prescribed rates. For more information about the public reference facilities of the SEC, you can call the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the information that we have filed with them. The address of the SEC's website is http://www.sec.gov.


      We have filed with the SEC a registration statement on Form S-2 under the Securities Act covering the sale of the common stock offered in this prospectus. This prospectus is part of that registration statement. This prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. For further information about us and the securities offered by this prospectus, you should read the registration statement and the exhibits filed with the registration statement. You may obtain copies of the registration statement and exhibits from the SEC upon payment of a fee prescribed by the SEC or examine the documents, free of charge, at the public reference facilities or Internet website referred to above.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" certain information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference into this prospectus and refer you to the documents listed below:

      o our Annual Report on Form 10-K for the year ended December 31, 2004, as amended;


      o our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005; and


      o all other reports filed by us pursuant to the Securities Exchange Act of 1934 after the initial filing of the registration statement of which this prospectus is part and prior to the effectiveness of the registration statement.

      Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or incorporated herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference herein.

      Copies of all documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents), will be provided without charge to any person, without charge, upon written or oral request. Requests for such copies should be directed to us at 3840 Bank Street, Baltimore, Maryland 21224-2522, Attention:
Investor Relations, telephone: (410) 342-8200.

Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this prospectus by reference or in our affairs since the date of this prospectus.

                                     PART II

                   Information Not Required in the Prospectus

Item 14. Other Expenses of Issuance and Distribution

         The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.


                                                               To be Paid
                                                            by the Registrant
                                                            -----------------
            SEC registration fees                              $   354.28
            State registration fees                              1,000.00
            Accounting fees and expenses                        11,500.00
            Legal fees and expenses                             20,000.00
            Transfer Agent and registrar fee                           --
            Miscellaneous expenses                                 645.72
                                                               ----------
            Total                                              $33,500.00


Item 15. Indemnification of Directors and Officers

      Pursuant to Section 145 of the General Corporation Law of Delaware (the "Delaware Corporation Law"), Article IX of our Amended and Restated By-Laws (the "By-Laws") provides that we shall indemnify any person in connection with any threatened, pending or completed legal proceeding (other than a legal proceeding by or in the right of the company) by reason of the fact that he is or was our director, officer, employee or agent or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such legal proceeding if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, if he has no reasonable cause to believe that his conduct was unlawful. If the legal proceeding is by or in the right of the company, the director or officer may be indemnified by us against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such legal proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest and except that he may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to us unless a court determines otherwise.

      We maintain liability insurance on behalf of any person who is or was our director, officer, employee or agent or who serves or served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request as permitted under Article IX of our By-laws.

         Pursuant to Section 102(b)(7) of the Delaware Corporation Law, Article VII of our Amended and Restated Certificate of Incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of his fiduciary duty as a director; provided, however, that such clause shall not apply to any liability of a director (1) for any breach of his loyalty to us or our stockholders, (2) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware Corporation Law, or
(4) for any transaction from which the director derived an improper personal benefit.

Item 16. Exhibits


Exhibit No.       Description
-----------       -----------

4.01 Specimen Common Stock Certificate (a copy of which was filed with the Commission on October 3, 1997 as Exhibit 4.01 to the Company's Registration Statement on Form S-1 (the "S-1 Registration Statement"), and is hereby incorporated herein by this reference).

4.02 Warrant No. 1 issued by the Company to Textile Investment International S.A. ("Textile") for the purchase of 300,000 shares of Common Stock (a copy of which was filed with the Commission on November 14, 2002 as Exhibit 4.02 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (the September 2002 10-Q"), and is hereby incorporated herein by this reference).

4.03 Warrant No. 2 issued by the Issuer to Textile for the purchase of 200,000 shares of Common Stock (a copy of which was filed as Exhibit 4.03 to the September 2002 10-Q, and is hereby incorporated herein by this reference).

4.05              2005 Non-Employee Directors Stock Option Plan

4.04 Amended and Restated Omnibus Stock Plan as in effect on June 30, 2003 (a copy of which was filed with the Commission on August 14, 2003 as Exhibit 4.04 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (the June 2003 10-Q"), and is hereby incorporated herein by this reference).

5.01              Opinion of Counsel

10.01 Form of Indemnification Agreement (a copy of which was filed as Exhibit 10.09 to the S-1 Registration Statement, and is hereby incorporated herein by this reference).

10.02 Girbaud Trademark License and Technical Assistance Agreement dated November 1, 1997 (a copy of which was filed with the Commission on November 26, 1997 as Exhibit 10.26 to Amendment No. 2 to the S-1 Registration Statement ("S-1 Amendment 2"), and is hereby incorporated herein by this reference).

10.03 Defined Benefit Pension Plan (a copy of which was filed with as Exhibit 10.27(a) to S-1 Amendment No. 2, and is hereby incorporated herein by this reference).

10.04 First Amendment to Defined Benefit Pension Plan (a copy of which was filed as Exhibit 10.27(b) to S-1 Amendment 2, and is hereby incorporated herein by this reference).

10.05 Girbaud Trademark License and Technical Assistance Agreement dated January 15, 1998 (a copy of which was filed with the Commission on March 27, 1998 as Exhibit 10.26(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K"), and is hereby incorporated herein by this reference).

10.06 Girbaud Trademark License and Technical Assistance Agreement for Women's Collection dated March 4, 1998 (a copy of which was filed as Exhibit 10.26(b) to the 1997 10-K, and is hereby incorporated herein by this reference).

10.07 Amendment No. 1 dated June 18, 1998 to Girbaud Trademark and Technical Assistance Agreement for Women's Collection (a copy of which was filed with the Commission on August 12, 1998 as
                  Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, and is hereby incorporated herein by this reference).

10.08 Amendment No. 1 dated November 12, 1998 to Trademark License and Technical Assistance Agreement for Men's Collections by and between I.C. Isaacs & Co., L.P. and Latitude Licensing Corp. (a copy of which was filed with the Commission on March 30, 1999 as Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K"), and is hereby incorporated herein by this reference).

10.09 Amendment No. 2 dated November 12, 1998 to Trademark License and Technical Assistance Agreement for Women's Collections by and between I.C. Isaacs & Co., L.P. and Latitude Licensing Corp. (a copy of which was filed as Exhibit 10.41 to the 1998 10-K, and is hereby incorporated herein by this reference).

10.10 Executive Employment Agreement by and between I.C. Isaacs & Company, Inc. and Daniel Gladstone dated January 21, 1999 (a copy of which was filed as Exhibit 10.42 to 1998 10-K, and is hereby incorporated herein by this reference).

10.11 Amendment No. 1 dated March 4, 1998 to Trademark License and Technical Assistance Agreement for Men's Collections by and between the Company and Latitude Licensing Corp. (a copy of which was filed as Exhibit 10.56 to the 1998 10-K, and is hereby incorporated herein by this reference).

10.12 Amendment No. 3 dated December 23, 1998 to Trademark License and Technical Assistance Agreement for Women's Collections by and between the Company and Latitude Licensing Corp. (a copy of which was filed as Exhibit 10.57 to the 1998 10-K, and is hereby incorporated herein by this reference).

10.13 Amendment No. 4 to the Trademark License and Technical Assistance Agreement Covering Women's Products dated August 2, 1999 (a copy of which was filed with the Commission on August 13, 1999 as Exhibit 10.60 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and is hereby incorporated herein by this reference).

10.14 Amendment No. 2 dated June 21, 2000, to Trademark License and Technical Assistance Agreement Covering Men's Products dated January 15, 1998, by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. 3.03 (a copy of which was filed with the Commission on August 14, 2000 as Exhibit 10.75 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 2000 10-Q"), and is hereby incorporated herein by this reference).

10.15 Amendment No. 5 dated June 21, 2000, to Trademark License and Technical Assistance Agreement Covering Women's Products dated January 15, 1998, by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit 10.76 to the June 2000 10-Q, and is hereby incorporated herein by this reference).

10.16 Amendment No.3 to Trademark License and Technical Assistance Agreement Covering Men's Products Dated May 31, 2001 (a copy of which was filed with the Commission on April 1, 2002 as
                  Exhibit 10.92 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and is hereby incorporated herein by this reference).

10.17 Amended and Restated Executive Employment Agreement dated April 17, 2002, by and between the Company and Eugene C. Wielepski (a copy of which was filed with the Commission on April 22, 2002 as Exhibit 10.94 to Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K Amendment"), and is hereby incorporated herein by this reference).

10.18 Amended and Restated Executive Employment Agreement dated April 17, 2002, by and between the Company and Daniel J. Gladstone (a copy of which was filed as Exhibit 10.95 to Amendment No. 1 to the 2001 10-K Amendment, and is hereby incorporated herein by this reference).

10.19 Amendment No. 4 dated October 2, 2002 to the Trademark License and Technical Assistance Agreement dated January 15, 2002 by and between Latitude Licensing Corp. and I.C. Isaacs & Company, L.P. (a copy of which was filed with the Commission on November 14, 2002 as Exhibit 10.102 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (the "September 2002 10-Q"), and is hereby incorporated herein by this reference).

10.20 Amendment No. 6 dated October 2, 2002 to the Trademark License and Technical Assistance Agreement for Women's Collections dated October 2, 2002 by and between Latitude Licensing Corp. and I.C. Isaacs & Company, L.P. (a copy of which was filed as Exhibit 10.103 to the September 2002 10-Q, and is hereby incorporated herein by this reference).

10.21 Amendment no. 7, dated March 31, 2003 to the Trademark License and Technical Assistance Agreement for Women's Collections between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed with the Commission on April 4, 2003 as Exhibit 10.110 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (the "2002 10-K"), and is hereby incorporated herein by this reference).

10.22 Amendment no. 5 dated March 31, 2003 to the Trademark License and Technical Assistance Agreement dated the 1st day of November 1997 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit
                  10.111 to the 2002 10-K, and is hereby incorporated herein by this reference).

10.23 Amendment dated as of May 15th, 2003 to the Amended and Restated Employment Agreement between I.C. Isaacs & Company, L.P. and Daniel J. Gladstone (a copy of which was filed with the Commission on May 15, 2003 as Exhibit 10.114 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (the "March 2003 10-Q"), and is hereby incorporated herein by this reference).

10.24 Amendment dated as of March 31st, 2003 to the Amended and Restated Employment Agreement between I.C. Isaacs & Company, L.P. and Eugene C. Wielespki (a copy of which was filed as Exhibit 10.115 to the March 2003 10-Q, and is hereby incorporated herein by this reference).

10.25 Amendment No. 8, dated October 29, 2003 to the Trademark License and Technical Assistance Agreement for Women's Collections between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed with the Commission on November 14, 2003 as Exhibit 10.118 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (the "September 2003 10-Q"), and is hereby incorporated herein by this reference).

10.26 Amendment No. 6, dated October 29, 2003 to the Trademark License and Technical Assistance Agreement dated the 1st day of November 1997 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit 10.119 to the September 2003 10-Q, and is hereby incorporated herein by this reference).

10.27 Amendment dated October 13, 2004 to the Executive Employment Agreement dated December 9, 2003 by and Between I.C. Isaacs & Company, L.P. and Peter J. Rizzo (a copy of which was filed with the Commission as Exhibit 10.120 to the Company's Report on Form 8-K filed on October 22, 2004 (the "October 22, 2004 Form 8-K"), and is hereby incorporated herein by this reference).

10.28 Executive Employment agreement made as of the 1st day of March 2004, by and between I.C. Isaacs & Company LP and Jesse de la Rama (a copy of which was filed as Exhibit 10.121 to the October 22, 2004 Form 8-K, and is hereby incorporated herein by this reference).

10.29 Loan and Security Agreement Dated as of December 30, 2004 by and between I.C. Isaacs & Company, L.P. and Wachovia Bank, National Association (a copy of which was filed with the Commission as Exhibit 10.122 to the Company's Report on Form 8-K filed on January 6, 2005, and is hereby incorporated herein by this reference).

10.30 Amendment No. 7, dated December 16, 2004, to the Trademark License and Technical Assistance Agreement dated the 1st day of November 1997 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed with the Commission on March 31, 2005 as Exhibit 10.123 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 10-K"), and is hereby incorporated herein by this reference).

10.31 Amendment No. 9, dated December 16, 2004, to the Trademark License and Technical Assistance Agreement for Women's Collections dated March 4, 1998 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit 10.124 to the 2004 10-K, and is hereby incorporated herein by this reference).

21.01             List of Subsidiaries

23.01             Consent of BDO Seidman, LLP

23.02             Consent of Arent Fox PLLC (contained in Exhibit 5.1)

*24.01            Power of Attorney

99.01 Assignment of warrant to purchase 300,000 shares of the Company's common stock dated September 28th, 2004 by Textile Investment International S.A. to Rockbrook Investments SA., and consented to on April 13, 2005 by the Company.

99.02 Assignment of warrant to purchase 200,000 shares of the Company's common stock dated September 28th, 2004 by Textile Investment International S.A. to Rockbrook Investments SA. , and consented to on April 13, 2005 by the Company.

----------
* Previously filed


Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(a)   Rule 415 Offering.

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   Request for Acceleration of Effective Date.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 18, 2005.




                                                I.C. ISAACS & COMPANY, INC.

                                                By:   /s/ Peter J. Rizzo
                                                    -----------------------
                                                         Peter J. Rizzo
                                                    Chief Executive Officer



      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person on behalf of the Registrant and in the capacities and on the date indicated.


                  Signature                                    Capacities                            Date
                  ---------                                    ----------                            ----


             /s/ Peter J. Rizzo                   Chief (Principal) Executive Officer;          November 18, 2005
--------------------------------------------                     Director
               Peter J. Rizzo

                                                    Vice President - Finance, Chief
         /s/ Eugene Wielepski                        Financial Officer and Principal            November 18, 2005
--------------------------------------------                Accounting Officer
              Eugene Wielepski

                      *
--------------------------------------------
             Olivier Bachellerie                                Director                        November 18, 2005

--------------------------------------------
                 Rene Faltz                                     Director

                      *
--------------------------------------------
                 Neal J. Fox                                    Director                        November 18, 2005

                                                                Director
--------------------------------------------
              Francois Girbaud

                      *
--------------------------------------------
                 Jon Hechler                                    Director                        November 18, 2005


--------------------------------------------
                John McCoy II                                   Director

                      *
--------------------------------------------
               Robert S. Stec                                   Director                        November 18, 2005

* By     /s/ Peter J. Rizzo
--------------------------------------------
         Peter J. Rizzo, Attorney-in-Fact

                                Index to Exhibits

Exhibit No.       Description
-----------       -----------

4.01 Specimen Common Stock Certificate (a copy of which was filed with the Commission on October 3, 1997 as Exhibit 4.01 to the Company's Registration Statement on Form S-1 (the "S-1 Registration Statement"), and is hereby incorporated herein by this reference).

4.02 Warrant No. 1 issued by the Company to Textile Investment International S.A. ("Textile") for the purchase of 300,000 shares of Common Stock (a copy of which was filed with the Commission on November 14, 2002 as Exhibit 4.02 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (the September 2002 10-Q"), and is hereby incorporated herein by this reference).

4.03 Warrant No. 2 issued by the Issuer to Textile for the purchase of 200,000 shares of Common Stock (a copy of which was filed as Exhibit 4.03 to the September 2002 10-Q, and is hereby incorporated herein by this reference).

4.04 Amended and Restated Omnibus Stock Plan as in effect on June 30, 2003 (a copy of which was filed with the Commission on August 14, 2003 as Exhibit 4.04 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (the June 2003 10-Q"), and is hereby incorporated herein by this reference).

4.05*             2005 Non-Employee Directors Stock Option Plan

5.01*             Opinion of Counsel

10.01 Form of Indemnification Agreement (a copy of which was filed as Exhibit 10.09 to the S-1 Registration Statement, and is hereby incorporated herein by this reference).

10.02 Girbaud Trademark License and Technical Assistance Agreement dated November 1, 1997 (a copy of which was filed with the Commission on November 26, 1997 as Exhibit 10.26 to Amendment No. 2 to the S-1 Registration Statement ("S-1 Amendment 2"), and is hereby incorporated herein by this reference).

10.03 Defined Benefit Pension Plan (a copy of which was filed with as Exhibit 10.27(a) to S-1 Amendment No. 2, and is hereby incorporated herein by this reference).

10.04 First Amendment to Defined Benefit Pension Plan (a copy of which was filed as Exhibit 10.27(b) to S-1 Amendment 2, and is hereby incorporated herein by this reference).

10.05 Girbaud Trademark License and Technical Assistance Agreement dated January 15, 1998 (a copy of which was filed with the Commission on March 27, 1998 as Exhibit 10.26(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K"), and is hereby incorporated herein by this reference).

10.06 Girbaud Trademark License and Technical Assistance Agreement for Women's Collection dated March 4, 1998 (a copy of which was filed as Exhibit 10.26(b) to the 1997 10-K, and is hereby incorporated herein by this reference).

10.07 Amendment No. 1 dated June 18, 1998 to Girbaud Trademark and Technical Assistance Agreement for Women's Collection (a copy of which was filed with the Commission on August 12, 1998 as
                  Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, and is hereby incorporated herein by this reference).

10.08 Amendment No. 1 dated November 12, 1998 to Trademark License and Technical Assistance Agreement for Men's Collections by and between I.C. Isaacs & Co., L.P. and Latitude Licensing Corp. (a copy of which was filed with the Commission on March 30, 1999 as Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K"), and is hereby incorporated herein by this reference).

10.09 Amendment No. 2 dated November 12, 1998 to Trademark License and Technical Assistance Agreement for Women's Collections by and between I.C. Isaacs & Co., L.P. and Latitude Licensing Corp. (a copy of which was filed as Exhibit 10.41 to the 1998 10-K, and is hereby incorporated herein by this reference).

10.10 Executive Employment Agreement by and between I.C. Isaacs & Company, Inc. and Daniel Gladstone dated January 21, 1999 (a copy of which was filed as Exhibit 10.42 to 1998 10-K, and is hereby incorporated herein by this reference).

10.11 Amendment No. 1 dated March 4, 1998 to Trademark License and Technical Assistance Agreement for Men's Collections by and between the Company and Latitude Licensing Corp. (a copy of which was filed as Exhibit 10.56 to the 1998 10-K, and is hereby incorporated herein by this reference).

10.12 Amendment No. 3 dated December 23, 1998 to Trademark License and Technical Assistance Agreement for Women's Collections by and between the Company and Latitude Licensing Corp. (a copy of which was filed as Exhibit 10.57 to the 1998 10-K, and is hereby incorporated herein by this reference).

10.13 Amendment No. 4 to the Trademark License and Technical Assistance Agreement Covering Women's Products dated August 2, 1999 (a copy of which was filed with the Commission on August 13, 1999 as Exhibit 10.60 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and is hereby incorporated herein by this reference).

10.14 Amendment No. 2 dated June 21, 2000, to Trademark License and Technical Assistance Agreement Covering Men's Products dated January 15, 1998, by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. 3.03 (a copy of which was filed with the Commission on August 14, 2000 as Exhibit 10.75 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 2000 10-Q"), and is hereby incorporated herein by this reference).

10.15 Amendment No. 5 dated June 21, 2000, to Trademark License and Technical Assistance Agreement Covering Women's Products dated January 15, 1998, by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit 10.76 to the June 2000 10-Q, and is hereby incorporated herein by this reference).

10.16 Amendment No.3 to Trademark License and Technical Assistance Agreement Covering Men's Products Dated May 31, 2001 (a copy of which was filed with the Commission on April 1, 2002 as
                  Exhibit 10.92 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and is hereby incorporated herein by this reference).

10.17 Amended and Restated Executive Employment Agreement dated April 17, 2002, by and between the Company and Eugene C. Wielepski (a copy of which was filed with the Commission on April 22, 2002 as Exhibit 10.94 to Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K Amendment"), and is hereby incorporated herein by this reference).

10.18 Amended and Restated Executive Employment Agreement dated April 17, 2002, by and between the Company and Daniel J. Gladstone (a copy of which was filed as Exhibit 10.95 to Amendment No. 1 to the 2001 10-K Amendment, and is hereby incorporated herein by this reference).

10.19 Amendment No. 4 dated October 2, 2002 to the Trademark License and Technical Assistance Agreement dated January 15, 2002 by and between Latitude Licensing Corp. and I.C. Isaacs & Company, L.P. (a copy of which was filed with the Commission on November 14, 2002 as Exhibit 10.102 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (the "September 2002 10-Q"), and is hereby incorporated herein by this reference).

10.20 Amendment No. 6 dated October 2, 2002 to the Trademark License and Technical Assistance Agreement for Women's Collections dated October 2, 2002 by and between Latitude Licensing Corp. and I.C. Isaacs & Company, L.P. (a copy of which was filed as Exhibit 10.103 to the September 2002 10-Q, and is hereby incorporated herein by this reference).

10.21 Amendment no. 7, dated March 31, 2003 to the Trademark License and Technical Assistance Agreement for Women's Collections between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed with the Commission on April 4, 2003 as Exhibit 10.110 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (the "2002 10-K"), and is hereby incorporated herein by this reference).

10.22 Amendment no. 5 dated March 31, 2003 to the Trademark License and Technical Assistance Agreement dated the 1st day of November 1997 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit
                  10.111 to the 2002 10-K, and is hereby incorporated herein by this reference).

10.23 Amendment dated as of May 15th, 2003 to the Amended and Restated Employment Agreement between I.C. Isaacs & Company, L.P. and Daniel J. Gladstone (a copy of which was filed with the Commission on May 15, 2003 as Exhibit 10.114 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (the "March 2003 10-Q"), and is hereby incorporated herein by this reference).

10.24 Amendment dated as of March 31st, 2003 to the Amended and Restated Employment Agreement between I.C. Isaacs & Company, L.P. and Eugene C. Wielespki (a copy of which was filed as Exhibit 10.115 to the March 2003 10-Q, and is hereby incorporated herein by this reference).

10.25 Amendment No. 8, dated October 29, 2003 to the Trademark License and Technical Assistance Agreement for Women's Collections between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed with the Commission on November 14, 2003 as Exhibit 10.118 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (the "September 2003 10-Q"), and is hereby incorporated herein by this reference).

10.26 Amendment No. 6, dated October 29, 2003 to the Trademark License and Technical Assistance Agreement dated the 1st day of November 1997 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit 10.119 to the September 2003 10-Q, and is hereby incorporated herein by this reference).

10.27 Amendment dated October 13, 2004 to the Executive Employment Agreement dated December 9, 2003 by and Between I.C. Isaacs & Company, L.P. and Peter J. Rizzo (a copy of which was filed with the Commission as Exhibit 10.120 to the Company's Report on Form 8-K filed on October 22, 2004 (the "October 22, 2004 Form 8-K"), and is hereby incorporated herein by this reference).

10.28 Executive Employment agreement made as of the 1st day of March 2004, by and between I.C. Isaacs & Company LP and Jesse de la Rama (a copy of which was filed as Exhibit 10.121 to the October 22, 2004 Form 8-K, and is hereby incorporated herein by this reference).

10.29 Loan and Security Agreement Dated as of December 30, 2004 by and between I.C. Isaacs & Company, L.P. and Wachovia Bank, National Association (a copy of which was filed with the Commission as Exhibit 10.122 to the Company's Report on Form 8-K filed on January 6, 2005, and is hereby incorporated herein by this reference).

10.30 Amendment No. 7, dated December 16, 2004, to the Trademark License and Technical Assistance Agreement dated the 1st day of November 1997 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed with the Commission on March 31, 2005 as Exhibit 10.123 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 10-K"), and is hereby incorporated herein by this reference).

10.31 Amendment No. 9, dated December 16, 2004, to the Trademark License and Technical Assistance Agreement for Women's Collections dated March 4, 1998 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit 10.124 to the 2004 10-K, and is hereby incorporated herein by this reference).

21.01*            List of Subsidiaries

23.01*            Consent of BDO Seidman, LLP

23.02*            Consent of Arent Fox PLLC (contained in Exhibit 5.1)

24.01 Power of Attorney (previously filed on July 1, 2005 as an Exhibit to the Company's Registration Statement on Form S-2)

99.01* Assignment of warrant to purchase 300,000 shares of the Company's common stock dated September 28th, 2004 by Textile Investment International S.A. to Rockbrook Investments SA., and consented to on April 13, 2005 by the Company.

99.02* Assignment of warrant to purchase 200,000 shares of the Company's common stock dated September 28th, 2004 by Textile Investment International S.A. to Rockbrook Investments SA. , and consented to on April 13, 2005 by the Company.


----------
* Filed herewith